SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)

Jacada, Ltd.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
M6184R119
(CUSIP Number)
Lloyd I. Miller, III, 3300 South Dixie Highway, Suite 1-365, West Palm Beach, Florida, 33405 (Tel.) (561) 287-5399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 19, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 6 pages

________________

¹ The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	M6184R119	13D/A4	Page 2 of 6

1	NAME OF REPORTING PERSON
Lloyd I. Miller, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
260,745*
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
260,745*
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
260,745*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.8%
14	TYPE OF REPORTING PERSON*
OO

*Such amount does not include the Ordinary Shares to be issued in the Private Placement (as defined below), which Ordinary Shares shall not be acquired and deemed beneficially owned by the Reporting Person unless and until shareholder approval of the Private Placement occurs, as discussed in Item 4 below.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D/A4

This constitutes Amendment No. 4 to the statement on Schedule 13D (the “Amendment No. 4”) filed on behalf of Lloyd I. Miller, III (“Mr. Miller” or the “Reporting Person”), dated and filed December 31, 2013 (the “Statement”), relating to the Ordinary Shares, (the “Ordinary Shares”), of Jacada, Ltd. (the “Company” or “Issuer”). The Company’s principal executive offices are located at 8 Ha’sadna’ot Street, Herzliya Pituach, 46728 Israel. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3.          Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is hereby amended and restated in its entirety as follows:

Mr. Miller is the managing member of Milfam LLC (“Milfam LLC”). Milfam LLC is the advisor to various entities, including Trust C (“Trust C”), LIM III - Trust A-4 (“LIM III - Trust A-4”), and MBM - Trust A-4 (“MBM - Trust A-4”). All of the Ordinary Shares purchased by LIM III - Trust A-4 were purchased with funds generated and held by LIM III - Trust A-4. The aggregate purchase price for the Ordinary Shares purchased by LIM III - Trust A-4 was approximately $337,916.00. All of the Ordinary Shares purchased by MBM - Trust A-4 were purchased with funds generated and held by MBM - Trust A-4. The aggregate purchase price for the Ordinary Shares purchased by MBM - Trust A-4 was approximately $337,916.00. All of the Ordinary Shares purchased by Trust C were purchased with funds generated and held by Trust C. The aggregate purchase price for the Ordinary Shares purchased by Trust C was approximately $5,372.00.

Mr. Miller is the manager of LIMFAM LLC (“LIMFAM LLC”). All of the Ordinary Shares Mr. Miller is deemed to beneficially own as the manager for LIMFAM LLC were purchased with funds generated and held by LIMFAM LLC. The aggregate purchase price for the Ordinary Shares Mr. Miller is deemed to beneficially own as manager of LIMFAM LLC was approximately $846.00.

The aggregate purchase prices set forth in this Item 3 include brokerage commissions and reflect certain cost basis adjustments.

Item 4.          Purpose of the Transaction

Item 4 of the Statement is hereby amended by adding at the end thereof the following:

On November 19, 2017, each of LIM III - Trust A-4 and MBM - Trust A-4, entered into Securities Purchase Agreements (collectively, the “Agreement”) with the Issuer, pursuant to which, among other things, (i) LIM III - Trust A-4 agreed, subject to the terms in the Agreement, to purchase 41,703 Ordinary Shares for the aggregate purchase price of $148,463, and (ii) MBM - Trust A-4 agreed, subject to the terms in the Agreement, to purchase 41,703 Ordinary Shares for the aggregate purchase price of $148,463. Such Ordinary Shares shall be issued in a private placement (the “Private Placement”), the consummation of which is subject among other things to approval by the Issuer’s stockholders.1 The Agreement is filed as Appendix A to Exhibit 99.1 of the 6-K filed by the Issuer on November 27, 2017 and is incorporated herein by reference.

1 The Reporting Person expressly disclaims beneficial ownership of the Ordinary Shares to be issued in the Private Placement unless and until the Private Placement closes and such Ordinary Shares are issued thereunder.

Except in connection with the matters described in this Item 4 and as contemplated herein, Mr. Miller does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Subject to the terms of the Agreement, Mr. Miller reserves the right to change plans and take any and all actions that Mr. Miller may deem appropriate to maximize the value of his investment, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by Mr. Miller in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. Mr. Miller may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.

Item 5.          Interest in Securities of the Issuer

Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

(a)       Mr. Miller may be deemed to beneficially own 260,745 Ordinary Shares, which is equal to approximately 5.8% of the outstanding shares, based on 4,530,522 Ordinary Shares outstanding, as reported in the Issuer’s Form 6-K filed on November 27, 2017. As of the date hereof, 129,580 of the Ordinary Shares beneficially owned by Mr. Miller are owned of record by LIM III - Trust A-4, 129,580 of the Ordinary Shares beneficially owned by Mr. Miller are owned of record by MBM - Trust A-4, 985 of such beneficially owned Ordinary Shares are owned of record by Trust C, and 600 of such beneficially owned Ordinary Shares are owned of record by LIMFAM LLC.

(b)       Mr. Miller may be deemed to have sole voting and dispositive power for all such Ordinary Shares held of record by LIM III - Trust A-4, MBM - Trust A-4, Trust C, and LIMFAM LLC.

(c)       The following table details the transactions effected by Mr. Miller in the past 60 days.

	LIM III- Trust A-4
Date of Transaction	Number of Shares Agreed to be Acquired	Price Per Share
November 19, 2017	41,703*	$3.56

	MBM- Trust A-4
Date of Transaction	Number of Shares Agreed to be Acquired	Price Per Share
November 19, 2017	41,703*	$3.56

*As discussed above, the Reporting Person has agreed to acquire such Ordinary Shares subject to certain closing conditions, including, among other things approval of the Private Placement by the Issuer’s stockholders.

(d)        Persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

(e)        Not Applicable.

Item 6.          Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is amended and restated in its entirety as follows:

Item 4 of this Schedule 13D/A is incorporated herein by reference.

Item 7.          Materials to be Filed as Exhibits:

Item 7 is amended and restated in its entirety as follows:

Exhibit 99.1	Securities Purchase Agreement, dated November 19, 2017, by and among the Company and several Investors (Filed as Appendix A to Exhibit 99.1 to the 6-K filed by the Company on November 27, 2017)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2017

By: /s/ Lloyd I. Miller, III
        Lloyd I. Miller, III